SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                              AIM TAX-EXEMPT FUNDS

On December 13, 2005, the Board of Trustees (the board) of AIM Tax-Exempt Funds on behalf of AIM Tax-Exempt Cash Fund (the "Fund") adopted resolutions approving changes to the disclosure regarding the investment strategies. The new disclosure would eliminate the requirement that the Fund limit their investments to First Tier Securities. The Fund is not required by Rule 2a-7 to invest solely in First Tier Securities and is permitted to invest in other eligible investments that do not meet the definition of First Tier Securities.

Additionally, the issuer diversification requirement was removed as a non-fundamental policy in the Statement of Additional Information (SAI). Because it is not necessary or appropriate that issuer diversification be a non-fundamental policy of the Fund, this disclosure was moved to a separate section of the SAI.